UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2018 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K is being filed with respect to (i) the re-appointment of Irit Ben Ami and Roni Kleinfeld to the Registrant’s Board of Directors (the “Board”), and (ii) the Registrant’s Extraordinary General Meeting of Shareholders to be held on Wednesday, December 26, 2018.

Re-Appointment of Directors

On November 20, 2018, the term of Irit Ben Ami and Roni Kleinfeld as external directors of the Registrant expired.

Pursuant to the Article 91 of the Registrant’s Articles of Association, in the event of vacancy in a director’s office, the Board may fill such vacancy by appointing additional director(s) to serve until the next annual general meeting of shareholders. Accordingly, the Registrant’s Board has resolved to re-appoint Irit Ben Ami and Roni Kleinfeld to the Board to serve until the Registrant’s next annual general meeting.

Extraordinary General Meeting of Shareholders

Attached hereto and incorporated by reference herein is the (i) Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Wednesday, December 26, 2018 (the “Meeting”), and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on November 26, 2018, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The section titled “Re-Appointment of Directors” and the Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Thursday, December 26, 2018.

99.2	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: November 20, 2018	By:	/s/ Yael Sandler
	Name:	Yael Sandler
Chief Financial Officer

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